January 27, 2006



VIA U.S. MAIL AND FACSIMILE


Patrick J. Keniston, Esquire
BISYS Fund Services Limited Partnership
100 Summer Street
Boston, Massachusetts   02110


			Re:	Giant 5 Funds ("Funds" or "Registrant")
				File numbers 333-129930; 811-21836


Dear Mr. Keniston:

      This office has received the registration statement on Form
N-
1A, filed on November 23, 2005, for the above referenced Funds. We have reviewed the registration statement and have set forth our comments below. For convenience, we generally organize our comments using the headings in the registration statement. All comments, however, should be considered as being applicable to similar disclosure found elsewhere in the registration statement.

Prospectus

1.	The N-1A requires disclosure of the information required by
Items 2 and 3 in numerical order at the front of the prospectus.
We
note that certain information precedes these Items. Please do not precede these Items with any other items, except the cover page or a
table of contents.   In this regard, please remove the "Overview"
section or move the information in that section to the discussions of each individual Fund. Also, please do not use all caps in the statements on pages 1 through 3.

2.	Please clarify the meaning of the terms "Giant 5 Investment
System" and "Giant 4 Investment System" in the response letter to the staff. Explain why the combination of raw materials and energy themes would be the commodities theme for one Fund. Clarify the use of the term "giant themes" as it might be confusing to the reader. Also, other than expenses, explain the difference between the two classes.

3.	Please explain why there is a statement, on page 1, titled
"INDEPENDENCE SHARES" after the names of the Funds. Are the "FREEDOM
SHARES" the only other class of shares? Please disclose the differences in these two classes. Please inform the staff whether the Registrant has filed a prospectus offering any additional class of shares, as indicated in the overview section.

4.	Please clarify the references to each Fund - the Registrant`s name is Giant 5 Funds, which includes both funds. Thus, referring to one of the individual Funds as the Giant 5 Fund may be confusing to the reader. Also, please consistently refer to the Funds as Funds or as Portfolios.

5.	State under "Investment Objective" that each Fund may change its
investment objective without shareholder approval and indicate whether the Funds will give prior notice of such change. See Item 4(a) of Form N-1A. Also, please disclose that there will be layering of duplicative fees from the fund of funds strategy, thus, the costs to shareholders will be higher.

6.	In the "Principal Investment Strategies" section, please add that the Funds will also invest in exchange traded funds ("ETFs").

7.	In the sections labeled "Real Estate," "Energy," and "Raw
Materials," please clarify the meaning of "or related to" such industry. Also, in the section labeled "Raw Materials," please identify the raw materials "industries" versus the Energy
"industry."

8.	Please clarify why investing in municipal bonds would meet
the
Funds` investment objectives, given that the yields are generally lower and they are not a tax exempt investment.

9.	Please clarify any distinction between "foreign issuer" bonds and "international bonds."

10.	Please clarify what mutual fund investments, if any, would be outside the scope of the five themes.

11.	Explain why the investment in ETFs and short-term fixed
income
securities does not conflict with the investment strategy of investing in the five themes. Also, explain how the Funds will invest in these 5 themes in "substantially equal portions," given the Funds investments in ETFs and short-term fixed income securities.

12.	Please clarify what is meant by "international exposure" and what are the Funds` anticipated percentages of investments in foreign investments.

13.	Clarify how an investor would choose between the Giant 5
Total
Investment System and the Giant 4 Total Investment System, given that the investment strategies appear identical. Please explain the differences in the strategies in the response letter to the staff. Also, clarify the discussion as to the types of investors each of the
Funds targets, given that the Funds` investments appear identical.

14.	The bullet list of "Principal Investment Risks" needs to be
expanded to briefly describe each risk. Also, clarify which risks describe the Funds and/or the underlying funds.

15.	Please clarify the risk of non-diversification, given that on page 3 it states that the Funds are appropriate for an investor seeking "broad diversification."

16.	Please include a discussion of the Funds` compliance with the liquidity requirements, and, if applicable, include a risk factor titled illiquid securities risk.

17. 	Given that the Funds may invest in underlying funds whose
investment objectives may not be identical to the Funds` discuss how the Funds anticipate accomplishing their investment objectives. Also, please discuss why those underlying funds would not be an incompatible investment for an investor who invests in the Funds.

Fees and Expenses/ Investment Objectives, Strategies and Risks

18.	Are there any wire transaction fees?  If so, please disclose in
a footnote to the fee tables.

19.	Please disclose any waiver of fees (and any reimbursement
rights
to waivers of fees) in footnotes to the fee tables.

20.	Clarify whether the underlying funds have 12b-1 plans, and if so, who receives the fee on the sale of shares to the top-tier fund.

21.	Please clarify how commodity-linked derivative instruments
would
achieve long-term growth.

22.	Please briefly describe in a synopsis how the adviser
determines
the buying and selling of investments.

23.	Describe, including the risks for, commodity-linked
derivative
instruments. Disclose any percentage limitations on their use and disclose how they are consistent with the energy and raw materials themes.

24.	If any of the underlying funds are multi-classed, disclose
which
class(es) the Funds will buy. Disclose whether the underlying funds will be open end-funds and who receives any applicable sales charges.

25. 	Please confirm whether the distribution fees for the
Independence Shares are 0.18% for the Giant 5 Total Investment
System
and 0.14% for the Giant 4 Total Investment System, and if so, what
accounts for the difference in the fees.   Similarly, please
confirm
and explain any fee differences for the Freedom Shares.

26.	If illiquid securities are a principal investment, please
state
the Funds` policy regarding investments in illiquid securities.

27.	Supplementally inform the staff why an investor may receive
more
taxable capital gains distribution than if investing directly in the underlying funds. Disclose whether the underlying funds will be closed-end.

28.	Please reconcile the non-diversification risk with the Funds being diversified. Clarify whether the underlying funds will be diversified or non-diversified.

29.	Clarify why there would be industry concentration risk for
certain underlying funds, given that the Funds primarily invest in the energy and raw materials industries.

30.	Please indicate for the underlying funds, how their NAV is
calculated.

Fund Management

31.	Please reference earlier in the prospectus that the adviser
is
newly created and has no prior experience as an investment adviser.

32.	Please disclose who the nonprofit entities are that will
receive
the donations of 25% of the adviser`s profits. Please disclose whether the Funds` Board of Trustees considered these donations of the adviser`s profits.

33.	Are any portfolio managers, in addition to Michael Willis,
responsible for the day-to-day management of the Funds? If yes, please add the appropriate disclosure.

34.	Please explain to the staff in the response letter why use of terms such as "holy grail of Wall Street" and unlocking "the secrets of Wall Street" are not misleading to the investor.

35.	Please include the investment advisory contract as an exhibit
(in addition to the other exhibits to be filed by amendment) in the next amendment to the registration statement.

36.	Conform and clarify when the New York Stock Exchange is open.
Add appropriate disclosure about when national versus business holidays are observed. We note that the SAI states that NYSE is closed on business holidays, which includes Good Friday.

37.	Clarify that, for redemptions, the NAV is calculated after
the
order is received versus after the order is accepted.

38.	Clarify whether the underlying funds will be publicly-traded and/or registered investment companies.

39.	Disclose the basis for charging investors who are not
shareholders a $10 fee for each shareholder report.

40.	Please add footnotes to the fee table disclosing the $20
annual
fee for maintaining lower balances and the $15 annual maintenance fee for certain retirement accounts

41.	Please explain the conflicting statements that a new account can
be opened with identifying information but additional purchases cannot be made until an identity is "verified."

42.	Please explain the basis for calculating the NAV after an
account is closed versus when an account is closed.

43.	In the "Market Timing" section, please define the term
"excessive trading practices." Also, supplementally inform the staff why the Funds cannot guarantee assessing the redemption fee on all applicable redemptions.

44.	Please explain why a request for redemption should indicate
the
shareholder`s address where the check should be sent, given that the
Funds should already have an address of record.

45.	In the "Wire Transfer" section, explain why the Funds may
charge
a wire transfer fee, and whether the Funds currently charge one.

46.	Please explain why a voided personal check is necessary for
redemption. Also, clarify why the discussion regarding the value of an account falling below $500 is appropriate in the "Systematic Withdrawal Plan" section, and whether it should state that the Funds
"will" instead of "may" charge a $20 annual fee.

47.	Please remove from the redemption section the prohibition of redemption. Also, revise the delay from 15 business days to 15 days from purchase date. Also, describe any "extraordinary circumstances" under which payment for shares may be delayed.

48.	Please revise the statement that there is "no sales charge"
to
reflect that there is no initial sales charge, given that there are
12b-1 fees.

49.	Please verify that the SEC telephone number and website
information is correct.

Taxes

50.	What are the percentages that the Funds expect to invest in
commodity-linked derivative instruments?

51.	The Internal Revenue Service recently issued guidance
(Revenue
Ruling 2006-1) to clarify that income from commodity-linked derivative contracts is not qualifying income for purposes of 851(b)(2) of the Internal Revenue Code. The current tax language states that "The status of swap contracts and other commodities-linked derivative instruments under tests to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of
1986 is not certain." Please amend this language to accurately reflect the guidance issued by the Internal Revenue Service in Revenue Ruling 2006-1.

52.	Please clarify who will be responsible for any fees
associated
with distribution.


Statement of Additional Information

53.	  Please indicate whether there is a discussion of reverse
repurchase agreements, "IPOs", hybrid instruments, commodity futures contracts, "Brady" bonds, short sales, and other investments (discussed in the Statement of Additional Information) in the prospectus, and, if not, why not. Generally, we note a number of types of investments in the SAI that are not discussed in the prospectus. Please inform the staff in your response letter why these investments do not appear in the prospectus, and please add them to the prospectus, if appropriate.

54.	In your response letter, please explain to the staff the
legal
basis and ramifications for the Funds participating on creditors committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Funds. Please estimate the potential cost of legal fees that the Funds may incur.

55.	Please add a statement that the reports of the underlying
funds
are also available upon request and from whom the reports are available.

56.	Please indicate the extent to which each Funds will engage in purchasing or selling commodities. Please supplementally inform the staff the meaning of "other instruments" in the purchase or sale of real estate.

57.	Please revise the phrase on page 4 of the SAI the statement
from
"more than 25% of the Fund`s total assets would be invested in the security of companies whose principal business activities are in the same industry" to "25% or more... industry or group of industries."

58.	Please supplementally inform the staff the basis for valuing the
amount borrowed at the lesser of cost or market.

59.	Please revise the statement that "certain" investment
companies
in which the Funds invest can be expected to charge fees... to "the" investment companies in which the Funds invest "charge fees...".

60.	Please explain why the investment performance of an index is
a
hypothetical number.

61.	Please disclose the Funds` expected portfolio turnover rate
in
the section titled "Portfolio Turnover."

General Comments

62.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

63.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933.
Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

	If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

							Sincerely,



Valerie J. Lithotomos
Senior Counsel



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